SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TARGA RESOURCES PARTNERS LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
87611X105
(CUSIP Number)
Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, NY 10017
Tel: (212) 878-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Warburg Pincus Private Equity VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		10,092,818 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

10,092,818 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

10,092,818 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

16.4% of Common Units

14	TYPE OF REPORTING PERSON

PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 46,212,231 common units outstanding as of August 1, 2009, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2009, plus (i) the 8,527,615 common units issued on September 24, 2009 in connection with the closing of the Issuer’s acquisition of a natural gas liquids business and (ii) the 6,900,000 common units issued by the Issuer on August 12, 2009 in a public offering.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Warburg Pincus Private Equity IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		5,671,077 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

5,671,077 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

5,671,077 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

9.2% of Common Units

14	TYPE OF REPORTING PERSON

PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 46,212,231 common units outstanding as of August 1, 2009, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2009, plus (i) the 8,527,615 common units issued on September 24, 2009 in connection with the closing of the Issuer’s acquisition of a natural gas liquids business and (ii) the 6,900,000 common units issued by the Issuer on August 12, 2009 in a public offering.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Warburg Pincus IX, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		5,671,077 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

5,671,077 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

5,671,077 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

9.2% of Common Units

14	TYPE OF REPORTING PERSON

OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 46,212,231 common units outstanding as of August 1, 2009, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2009, plus (i) the 8,527,615 common units issued on September 24, 2009 in connection with the closing of the Issuer’s acquisition of a natural gas liquids business and (ii) the 6,900,000 common units issued by the Issuer on August 12, 2009 in a public offering.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Warburg Pincus Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		15,763,895 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

15,763,895 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

15,763,895 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

25.6% of Common Units

14	TYPE OF REPORTING PERSON

OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 46,212,231 common units outstanding as of August 1, 2009, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2009, plus (i) the 8,527,615 common units issued on September 24, 2009 in connection with the closing of the Issuer’s acquisition of a natural gas liquids business and (ii) the 6,900,000 common units issued by the Issuer on August 12, 2009 in a public offering.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Warburg Pincus & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		15,763,895 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

15,763,895 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

15,763,895 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

25.6% of Common Units

14	TYPE OF REPORTING PERSON

PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 46,212,231 common units outstanding as of August 1, 2009, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2009, plus (i) the 8,527,615 common units issued on September 24, 2009 in connection with the closing of the Issuer’s acquisition of a natural gas liquids business and (ii) the 6,900,000 common units issued by the Issuer on August 12, 2009 in a public offering.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Warburg Pincus LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		15,763,895 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

15,763,895 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

15,763,895 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

25.6% of Common Units

14	TYPE OF REPORTING PERSON

OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 46,212,231 common units outstanding as of August 1, 2009, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2009, plus (i) the 8,527,615 common units issued on September 24, 2009 in connection with the closing of the Issuer’s acquisition of a natural gas liquids business and (ii) the 6,900,000 common units issued by the Issuer on August 12, 2009 in a public offering.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Charles R. Kaye

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		15,763,895 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

15,763,895 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

15,763,895 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

25.6% of Common Units

14	TYPE OF REPORTING PERSON

IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 46,212,231 common units outstanding as of August 1, 2009, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2009, plus (i) the 8,527,615 common units issued on September 24, 2009 in connection with the closing of the Issuer’s acquisition of a natural gas liquids business and (ii) the 6,900,000 common units issued by the Issuer on August 12, 2009 in a public offering.

CUSIP No.	87611X105

1	NAME OF REPORTING PERSON Joseph P. Landy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 Common Units

SHARES	8	SHARED VOTING POWER (1)(2)
BENEFICIALLY
OWNED BY		15,763,895 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Common Units

WITH	10	SHARED DISPOSITIVE POWER (1)(2)

15,763,895 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)

15,763,895 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3)

25.6% of Common Units

14	TYPE OF REPORTING PERSON

IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
(2) The common units presented as being beneficially owned by the reporting person represent the number of common units of the Issuer that may be attributable to such reporting person based on such reporting person’s ownership of equity interests in Targa Resources Investments Inc.
(3) Based on 46,212,231 common units outstanding as of August 1, 2009, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2009, plus (i) the 8,527,615 common units issued on September 24, 2009 in connection with the closing of the Issuer’s acquisition of a natural gas liquids business and (ii) the 6,900,000 common units issued by the Issuer on August 12, 2009 in a public offering.

Item 1. Security and Issuer
     This schedule relates to the common units (the “Common Units”) of Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 1000 Louisiana Street, Suite 4300, Houston, Texas 77002. The Common Units represent limited partner interests in the Partnership.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by and on behalf of (a) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership, Warburg Pincus Netherlands Private Equity VIII, I, C.V., a company organized under the laws of the Netherlands, WP-WP VIII Investors, L.P., a Delaware limited partnership (collectively, “WP VIII”); (b) Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX” and together with WP VIII, the “Funds”); (c) Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”), (d) Warburg Pincus IX, LLC, a New York limited liability company (“WP IX LLC”); (e) Warburg Pincus & Co., a New York general partnership (“WP”), (f) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), and (g) Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP VIII, WP IX, WP Partners, WP IX LLC, WP and WP LLC collectively being referred to herein as the “Warburg Pincus Reporting Persons”)
     The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange Act. The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1 (the “Joint Filing Agreement”).
     (b) The address of the principal business and principal office of each of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, NY 10017. The general partners of WP and the members and managing directors of WP LLC (together, the “Scheduled Persons”), and their respective business addresses, are set forth on Schedule I hereto.
     (c) The principal business of the Funds is that of making private equity and related investments. The principal business of WP is acting as the managing member of WP Partners. The principal business of WP Partners is acting as general partner to certain private equity funds, including WP VIII, and as the sole member of WP IX LLC. The principal business of WP IX LLC is acting as general partner of WP IX. The principal business of WP LLC is to manage each of the Funds. The principal business of each of Mr. Kaye and Mr. Landy is acting as a Managing General Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the Scheduled Persons is set forth on Schedule I hereto.
     (d) During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the Scheduled Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the Scheduled Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) WP VIII and WP IX are each Delaware limited partnerships, WP Partners, WP IX LLC and WP LLC are each New York limited liability companies, WP is a New York general partnership, and Messrs. Kaye and Landy are each U.S. citizens. Except as otherwise indicated on Schedule I hereto, each of the Scheduled Persons is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
     On September 24, 2009, the Partnership closed its acquisition of the natural gas liquids business owned by Targa GP Inc. (“GP Inc.”) and Targa LP Inc. (“LP Inc.”) pursuant to the Purchase and Sale Agreement (the “Purchase and Sale Agreement”), dated July 27, 2009, by and between GP Inc. and LP Inc., as Sellers, and the Partnership, as Buyer. At closing, the Partnership issued 4,176,791 Common Units to GP Inc. and 4,350,824 Common Units to LP Inc., each valued at $15.227 per Common Unit, pursuant to the Purchase and Sale Agreement as partial consideration for the natural gas liquids business. WP VIII and WP IX, in the aggregate, beneficially own 78.6% of Targa Resources Investments Inc. (“Targa Investments”). Targa Investments indirectly owns all of the interests in GP Inc. and LP Inc.
Item 4. Purpose of Transaction
     The indirect acquisition of Common Units by the Funds was effected because of the belief that the Common Units represent an attractive investment. The Warburg Pincus Reporting Persons intend to review their indirect investment in the Partnership on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Units and other securities of the Partnership, if any, the Partnership’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Partnership and its subsidiaries, the management and Board of Directors of the Partnership’s general partner, which is an indirect, wholly-owned subsidiary of Targa Investments, Partnership-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Warburg Pincus Reporting Persons and other factors considered relevant. The Warburg Pincus Reporting Persons may from time to time take such actions with respect to their indirect investment in the Partnership as they deem appropriate, including, without limitation, (i) directly or indirectly acquiring additional Common Units or directly or indirectly disposing of some or all of their Common Units (or other securities of the Partnership, if any) or engaging in discussions with the Partnership and its subsidiaries concerning future transactions with the Partnership and its subsidiaries, including, without limitation, extraordinary partnership transactions and acquisitions or dispositions of Common Units or other securities of the Partnership or any subsidiary thereof, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Partnership. Any direct or indirect acquisition or disposition of the Partnership’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Partnership or a subsidiary thereof or otherwise.
     As disclosed in Targa Resources, Inc.’s (“Targa”) Annual Report on Form 10-K for the year ended December 31, 2008 and in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2008, each filed with the Securities and Exchange Commission, the Partnership plans to pursue acquisition and other growth opportunities from Targa, which is indirectly owned by Targa Investments. In addition, Targa has indicated that it intends to use the Partnership as a growth vehicle to pursue the acquisition and expansion of midstream natural gas, natural gas liquids and other complementary energy businesses and assets. The Partnership intends to finance drop-downs from Targa through a combination of debt and equity securities, including commercial debt facilities and public and private offerings of debt and equity securities.
     The following describes plans or proposals that the Warburg Pincus Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) None.
     (b) None.
     (c) None.
     (d) None.
     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.

     (j) Except as described in this Item 4, none of the Warburg Pincus Reporting Persons nor, to the knowledge of the Warburg Pincus Reporting Persons, any of the Scheduled Persons, has, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)	(1)	GP Inc. is the record and beneficial owner of an aggregate of 9,626,129 Common Units. These holdings represent approximately 15.6% of the outstanding Common Units. LP Inc. is the record and beneficial owner of an aggregate of 10,429,717 Common Units. These holdings represent approximately 16.9% of the outstanding Common Units.
(2)	Due to their respective relationships with the Funds and each other, as of September 24, 2009, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 15,763,895 Common Units, representing approximately 25.6% of the outstanding Common Units.

(3)	Please see the information in Items 7 through 11 of the cover pages hereto for the aggregate number and percentage of Common Units that the Warburg Pincus Reporting Persons may be deemed to beneficially own. WP VIII may be deemed to share dispositive and voting power with respect to 10,092,818 Common Units, representing approximately 16.4% of the outstanding Common Units. WP IX and WP IX LLC may be deemed to share dispositive and voting power with respect to 5,671,077 Common Units, representing approximately 9.2% of the outstanding Common Units. WP Partners, WP, WP LLC and Messrs. Kaye and Landy may be deemed to share dispositive and voting power with respect to 15,763,895 Common Units, representing approximately 25.6% of the outstanding Common Units.
     The following Scheduled Persons beneficially own the indicated number of Common Units: Mr. Peter R. Kagan — 8,000 Common Units; Mr. Chansoo Joung — 8,000 Common Units. None of the Scheduled Persons beneficially owns in excess of 1% of the outstanding Common Units.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. Each of WP Partners, WP IX LLC, WP and WP LLC may be deemed to share with the Funds the power to vote or to direct the vote and to dispose or to direct the disposition of the 15,763,895 Common Units the Funds may be deemed to beneficially own as of September 24, 2009. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all Common Units held by the Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus

Reporting Person or any of its affiliates is the beneficial owner of any Common Units for purposes of Section 13(d) of the Exchange Act or for any other purpose.
     (c) On September 24, 2009, the Partnership issued 4,176,791 Common Units to GP Inc. and 4,350,824 Common Units to LP Inc. pursuant to the Purchase and Sale Agreement. Other than this issuance, which is described in Item 3 hereof, during the last sixty (60) days there were no transactions in the Common Units effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of Scheduled Persons.
     (d) GP Inc. and LP Inc. have the right to receive distributions from, and the proceeds from the sale of, the Common Units that they directly own. The Funds, in the aggregate, beneficially own 78.6% of Targa Investments. Based on their ownership in Targa Investments, the Funds may be deemed to beneficially own the Common Units directly owned by GP Inc. and LP Inc. in proportion to the Funds’ ownership interest in Targa Investments, as reported in this Schedule 13D. Except for the foregoing and the cash distributions as described in the Partnership Agreement, no other person is known by the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units that the Reporting Persons may be deemed to beneficially own.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Common Units the Reporting Persons may be deemed to have acquired on September 24, 2009 were acquired in a private placement pursuant to the Purchase and Sale Agreement and are restricted securities. Certain transfer restrictions and voting rights of the holders of the Common Units and the allocation of profits and lossess among the partners are set forth in the Partnership Agreement, which is incorporated herein by reference. The Common Units issued pursuant to the Purchase and Sale Agreement will be pledged to the lenders under the Credit Agreement dated October 31, 2005 between Targa Resources, Inc., the lenders named therein, Credit Suisse, as Administrative Agent, Swing Line Lender, Revolving L/C Issuer and Synthetic L/C Issuer, Credit Suisse and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers, Credit Suisse, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Goldman Sachs Credit Partners L.P., as Joint Bookrunners, Merrill Lynch Capital Corporation, as Syndication Agent, and Bank of America, N.A., Lehman Commercial Paper Inc. and Wachovia Bank, N.A. as Co-Documentation Agents.
     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D.
Item 7. Material to Be Filed as Exhibits
Exhibit 2.1:	Purchase and Sale Agreement, dated as of July 27, 2009, by and between Targa GP, Inc., Targa LP Inc. and Targa Resources Partners LP (incorporated by reference to Exhibit 2.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed July 29, 2009 (File No. 1-33303)).

Exhibit 4.1:	First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP, dated as of February 14, 2007 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed February 16, 2007 (File No. 1-33303)).

Exhibit 4.2:	Amendment No. 1, dated May 13, 2008, to the First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP (incorporated by reference to Exhibit 3.5 to Targa Resources Partners LP’s Quarterly Report on Form 10-Q filed May 14, 2008 (File No. 1-33303)).

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated September 28, 2009 ..

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2009	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.*
	By:	Warburg Pincus Partners, LLC,
its General Partner

	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

WARBURG PINCUS PRIVATE EQUITY IX, L.P.*
By:	Warburg Pincus IX, LLC,
its General Partner

By:	Warburg Pincus Partners, LLC,
its Sole Member

By:	Warburg Pincus & Co.,
its Managing Member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS PARTNERS, LLC*
By:	Warburg Pincus & Co.,
its Managing Member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS IX, LLC*
By:	Warburg Pincus Partners, LLC,
its Sole Member

By:	Warburg Pincus & Co.,
its Managing Member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS & CO.*
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS LLC*
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Managing Director

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	By:	Scott A. Arenare, Attorney-in-fact**

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	By:	Scott A. Arenare, Attorney-in-fact**

*	The agreement among WP VIII, WP IX, WP PARTNERS, WP IX LLC, WP, WP LLC and Messrs. Kaye and Landy to file jointly is attached as Exhibit A.

**	Power of Attorney given by Messrs. Kaye and Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

EXHIBIT INDEX

Exhibit 2.1:	Purchase and Sale Agreement, dated as of July 27, 2009, by and between Targa GP, Inc., Targa LP Inc. and Targa Resources Partners LP (incorporated by reference to Exhibit 2.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed July 29, 2009 (File No. 1-33303)).

Exhibit 4.1:	First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP, dated as of February 14, 2007 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed February 16, 2007 (File No. 1-33303)).

Exhibit 4.2:	Amendment No. 1, dated May 13, 2008, to the First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP (incorporated by reference to Exhibit 3.5 to Targa Resources Partners LP’s Quarterly Report on Form 10-Q filed May 14, 2008 (File No. 1-33303)).

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated September 28, 2009.

SCHEDULE I
     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”). Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.
GENERAL PARTNERS OF WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC

David Barr	Partner of WP; Member and Managing Director of WP LLC

Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC

Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC

Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC

Mark Colodny	Partner of WP; Member and Managing Director of WP LLC

David A. Coulter	Partner of WP; Member and Managing Director of WP LLC

Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC

Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC

Steven Glenn	Partner of WP; Member and Managing Director of WP LLC

Michael Graff	Partner of WP; Member and Managing Director of WP LLC

Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC

E. Davisson Hardman	Partner of WP; Managing Director of WP LLC

Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC

In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC

William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC

Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC

Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC

Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC

Henry Kressel	Partner of WP; Member and Managing Director of WP LLC

David Krieger	Partner of WP; Member and Managing Director of WP LLC

Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC

Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC

Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC

Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC

Michael Martin	Partner of WP; Member and Managing Director of WP LLC

James Neary	Partner of WP; Member and Managing Director of WP LLC

Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC

Michael F. Profenius	Partner of WP; Managing Director of WP LLC

Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC

Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC

Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC

Patrick Severson	Partner of WP; Member and Managing Director of WP LLC

John Shearburn	Partner of WP; Member and Managing Director of WP LLC

Barry Taylor	Partner of WP; Member and Managing Director of WP LLC

Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC

John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC

Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC

Pincus & Company LLC*

WP & Co. Partners, L.P.**

Warburg Pincus Principal Partnership, L.P.***

Warburg Pincus Real Estate Principal Partnership, L.P.***

Warburg Pincus 2006 Limited Partnership***

Warburg Pincus 2007 Limited Partnership***

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC

**	New York limited partnership; primary activity is ownership interest in WP

***	Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP

David Barr	Member and Managing Director of WP LLC; Partner of WP

Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP

Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP

Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP

Julian Cheng (1)	Member and Managing Director of WP LLC

Stephen John Coates (2)	Member and Managing Director of WP LLC

Mark Colodny	Member and Managing Director of WP LLC; Partner of WP

David A. Coulter	Member and Managing Director of WP LLC; Partner of WP

Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP

Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP

Martin D. Dunnett (2)	Member and Managing Director of WP LLC

Robert Feuer (3)	Member and Managing Director of WP LLC

Rajiv Ghatalia (1)	Member and Managing Director of WP LLC

Steven Glenn	Member and Managing Director of WP LLC; Partner of WP

Michael Graff	Member and Managing Director of WP LLC; Partner of WP

Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP

Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP

In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP

William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP

Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP

Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP

Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP

Rajesh Khanna (4)	Member and Managing Director of WP LLC

Henry Kressel	Member and Managing Director of WP LLC; Partner of WP

David Krieger	Member and Managing Director of WP LLC; Partner of WP

Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP

Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP

Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP

Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP

David Li (1)	Member and Managing Director of WP LLC

Vishal Mahadevia (4)	Member and Managing Director of WP LLC

Niten Malhan (4)	Member and Managing Director of WP LLC

Michael Martin	Member and Managing Director of WP LLC; Partner of WP

Luca Molinari (5)	Member and Managing Director of WP LLC

James Neary	Member and Managing Director of WP LLC; Partner of WP

Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP

Leo Puri (4)	Member and Managing Director of WP LLC

Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP

Adarsh Sarma (4)	Member and Managing Director of WP LLC

Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP

Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP

Joseph C. Schull (6)	Member and Managing Director of WP LLC

Patrick Severson	Member and Managing Director of WP LLC; Partner of WP

John Shearburn	Member and Managing Director of WP LLC; Partner of WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Chang Q. Sun (1)	Member and Managing Director of WP LLC

Barry Taylor	Member and Managing Director of WP LLC; Partner of WP

Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP

Simon Turton (2)	Member and Managing Director of WP LLC

John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP

Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP

Peter Wilson (2)	Member and Managing Director of WP LLC

Jeremy S. Young (2)	Member and Managing Director of WP LLC

Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

Pincus & Company LLC*

(1)	Citizen of Hong Kong

(2)	Citizen of United Kingdom

(3)	Citizen of Hungary

(4)	Citizen of India

(5)	Citizen of Italy

(6)	Citizen of Canada

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC
As of September 15, 2009